Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad – 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

July 28, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub.: Outcome of 39th Annual General Meeting & Voting results.

This is with reference to our earlier letters dated May 10, 2023 and July 1, 2023, regarding the 39th Annual General Meeting (AGM) of the Company held on July 27, 2023.

In accordance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), this is to inform you that the Members of the Company transacted the business as stated in the Notice of 39th AGM, dated May 10, 2023, through video conferencing facility.

In this regard, please find enclosed the following:

1.	The agenda-wise disclosure of voting details is enclosed as Annexure - A.
2.	The consolidated Report of Scrutinizer on remote e-voting & e-voting during the AGM is enclosed as Annexure - B.
3.	Pursuant to Regulation 30 of the Listing Regulations, summary of the 39th AGM proceedings is enclosed as Annexure - C.

The above are also being uploaded on the Company's website www.drreddys.com and on the website of National Securities Depository Limited www.evoting.nsdl.com.

The video recording of the proceedings of the AGM will be available on the Company's website at www.drreddys.com.

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: a/a

CC: National Securities Depositary Limited (NSDL)

DR. REDDY'S LABORATORIES LTD - 39th AGM Voting Results under Regulations 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Date of the AGM/EGM	July 27, 2023
Total number of shareholders on record date	2,46,119
No. of shareholders present in the meeting either in person or throught proxy:	Not applicable
Promoters and promoter Group:
Public:
No. of shareholders attended the meeting through Video Conferencing:
Promoters and promoter Group:	10
Public:	65

Resolution 1 : Adoption of the Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2023, together with the Reports of the Board of Directors and Auditors thereon.
Resolution required :(Ordinary / Special)	Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	No

				% of Votes			% of Votes in	% of Votes
				Polled on	No. of	No. of	favour on	against on
		No. of shares	No. of votes	outstanding	Votes	Votes	votes	votes
		held	polled	Shares	in favour	Against	polled	polled
Category	Mode of Voting	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,73,94,433	8,58,02,443	79.90	8,57,98,613	3,830	100.00	0.00
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	10,73,94,433	8,58,02,443	79.90	8,57,98,613	3,830	100.00	0.00
Public-Non Institutions	E-VOTING	1,46,99,940	1,60,611	1.09	1,58,164	2,447	98.48	1.52
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	1,46,99,940	1,60,611	1.09	1,58,164	2,447	98.48	1.52
TOTAL		16,65,55,501	13,04,24,182	78.31	13,04,17,905	6,277	100.00	0.00

Resolution 2 : Declaration of dividend of Rs. 40 per equity share for the financial year ended March 31, 2023.
Resolution required :(Ordinary / Special)	Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	No

				% of Votes			% of Votes in	% of Votes
				Polled on	No. of	No. of	favour on	against on
		No. of shares	No. of votes	outstanding	Votes	Votes	votes	votes
		held	polled	shares	in favor	against	polled	polled
Category	Mode of Voting	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,73,94,433	8,64,81,464	80.53	8,63,83,492	97,972	99.89	0.11
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	10,73,94,433	8,64,81,464	80.53	8,63,83,492	97,972	99.89	0.11
Public-Non Institutions	E-VOTING	1,46,99,940	1,60,743	1.09	1,58,433	2,310	98.56	1.44
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	1,46,99,940	1,60,743	1.09	1,58,433	2,310	98.56	1.44
TOTAL		16,65,55,501	13,11,03,335	78.71	13,10,03,053	1,00,282	99.92	0.08

Resolution 3 : Re-appointment of Mr. G V Prasad (DIN: 00057433), as a Director, who retires by rotation, and being eligible offers himself for re-appointment
Resolution required :(Ordinary / Special)	Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	yes

				% of Votes			% of Votes in	% of Votes
				Polled on	No. of	No. of	favour on	against on
		No. of shares	No. of votes	outstanding	Votes	Votes	votes	votes
		held	polled	shares	in favor	against	polled	polled
Category	Mode of Voting	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,73,94,433	8,66,17,210	80.65	8,57,63,344	8,53,866	99.01	0.99
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	10,73,94,433	8,66,17,210	80.65	8,57,63,344	8,53,866	99.01	0.99
Public-Non Institutions	E-VOTING	1,46,99,940	1,60,645	1.09	1,60,064	581	99.64	0.36
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	1,46,99,940	1,60,645	1.09	1,60,064	581	99.64	0.36
TOTAL		16,65,55,501	13,12,38,983	78.80	13,03,84,536	8,54,447	99.35	0.65

Resolution 4 :Appointment of Dr. Claudio Albrecht (DIN: 10109819), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013
Resolution required :(Ordinary / Special)	Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	No

				% of Votes			% of Votes in	% of Votes
				Polled on	No. of	No. of	favour on	against on
		No. of shares	No. of votes	outstanding	Votes	Votes	votes	votes
		held	polled	shares	in favor	against	polled	polled
Category	Mode of Voting	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,73,94,433	8,64,93,734	80.54	8,60,73,035	4,20,699	99.51	0.49
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	10,73,94,433	8,64,93,734	80.54	8,60,73,035	4,20,699	99.51	0.49
Public-Non Institutions	E-VOTING	1,46,99,940	1,60,635	1.09	1,60,003	632	99.61	0.39
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	1,46,99,940	1,60,635	1.09	1,60,003	632	99.61	0.39
TOTAL		16,65,55,501	13,11,15,497	78.72	13,06,94,166	4,21,331	99.68	0.32

Resolution 5 :Re-appointment of Mr. Leo Puri (DIN: 01764813) as an Independent Director for a second term of five years, in terms of Section 149 of the Companies Act, 2013
Resolution required :(Ordinary / Special)	Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	No

				% of Votes			% of Votes in	% of Votes
				Polled on	No. of	No. of	favour on	against on
		No. of shares	No. of votes	outstanding	Votes	Votes	votes	votes
		held	polled	shares	in favor	against	polled	polled
Category	Mode of Voting	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,73,94,433	8,65,02,519	80.55	8,60,08,134	4,94,385	99.43	0.57
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	10,73,94,433	8,65,02,519	80.55	8,60,08,134	4,94,385	99.43	0.57
Public-Non Institutions	E-VOTING	1,46,99,940	1,60,644	1.09	1,54,419	6,225	96.13	3.88
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	1,46,99,940	1,60,644	1.09	1,54,419	6,225	96.13	3.88
TOTAL		16,65,55,501	13,11,24,291	78.73	13,06,23,681	5,00,610	99.62	0.38

Resolution 6 :Re-appointment of Ms. Shikha Sharma (DIN: 00043265) as an Independent Director for a second term of five years, in terms of Section 149 of the Companies Act, 2013
Resolution required :(Ordinary / Special)	Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	No

				% of Votes			% of Votes in	% of Votes
				Polled on	No. of	No. of	favour on	against on
		No. of shares	No. of votes	outstanding	Votes	Votes	votes	votes
		held	polled	shares	in favor	against	polled	polled
Category	Mode of Voting	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,73,94,433	8,74,52,049	81.43	8,44,42,865	30,09,184	96.56	3.44
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	10,73,94,433	8,74,52,049	81.43	8,44,42,865	30,09,184	96.56	3.44
Public-Non Institutions	E-VOTING	1,46,99,940	1,60,634	1.09	1,54,306	6,328	96.06	3.94
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	1,46,99,940	1,60,634	1.09	1,54,306	6,328	96.06	3.94
TOTAL		16,65,55,501	13,20,73,811	79.30	12,90,58,299	30,15,512	97.72	2.28

Resolution 7 : Ratification of remuneration payable to Cost Auditors, M/S. Sagar & Associates, Cost Accountants, for the financial year ending March 31, 2024
Resolution required :(Ordinary / Special)	Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	No

				% of Votes			% of Votes in	% of Votes
				Polled on	No. of	No. of	favour on	against on
		No. of shares	No. of votes	outstanding	Votes	Votes	votes	votes
		held	polled	shares	in favor	against	polled	polled
Category	Mode of Voting	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100

Promoter & Promoter Group	E-VOTING	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	4,44,61,128	4,44,61,128	100.00	4,44,61,128	-	100.00	-
Public - Institutions	E-VOTING	10,73,94,433	8,65,15,073	80.56	8,63,53,400	1,61,673	99.81	0.19
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	10,73,94,433	8,65,15,073	80.56	8,63,53,400	1,61,673	99.81	0.19
Public-Non Institutions	E-VOTING	1,46,99,940	1,60,645	1.09	1,59,864	781	99.51	0.49
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	1,46,99,940	1,60,645	1.09	1,59,864	781	99.51	0.49
TOTAL		16,65,55,501	13,11,36,846	78.73	13,09,74,392	1,62,454	99.88	0.12

R & A Associates T 202, Technopolis, 1-10-74/B Above Ratnadeep Super Market Chikoti Gardens, Begumpet Hyderabad - 500016. India +9140-4003 2244 - 47 info@RnA-cs.com I www.RnA-cs.com

CONSOLIDATED SCRUTINIZER’S REPORT

[pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies
(Management and Administration) Rules, 2014 (as amended)]

To

The Chairman

Dr. Reddy’s Laboratories Limited

8-2-337, Road No.3, Banjara Hills

Hyderabad, Telangana - 500 034, India.

Dear Sir,

Sub	39th Annual General Meeting of the Members of Dr. Reddy’s Laboratories Limited held on Thursday, July 27, 2023, at 10:00 A.M. 1ST through Video Conferencing (VC) facility/Other Audio-Visual Means (OAVM).

I, Rashida Adenwala, Company Secretary in whole-time practice, Partner, R & A Associates, Company Secretaries, Hyderabad was appointed as Scrutinizer by the Board of Directors of Dr. Reddy’s Laboratories Limited (Company) for the purpose of scrutinizing the remote e-voting and electronic voting (e-voting) at the 39th Annual General Meeting (AGM) of the Company in a fair and transparent manner pursuant to Section 108 of the Companies Act, 2013 (the Act) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) (the Rules) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirement) Regulations, 2015, (Listing Regulations) and circulars dated May 12, 2020, January 15, 2021, May 13, 2022 and January 5, 2023 issued by Securities and Exchange Board of India and in compliance with framework issued by the Ministry of Corporate Affairs through its General Circulars No’s. 14/2020, 17/2020, 20/2020, 02/2021, 02/2022 and 10/2022 dated April 8, 2020, April 13, 2020, May 5, 2020, January 13, 2021, May 5, 2022 and December 28, 2022, respectively (MCA Circulars), on the resolutions contained in the Notice of the 39th AGM of the members of the Company, held on Thursday, July 27, 2023, at 10:00 A.M. 1ST through Video Conferencing (VC) facility / Other Audio Visual Means (OAVM) facility and also for ascertaining the requisite majority for the resolutions proposed therein.

The Management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules including MCA Circulars and Listing Regulations relating to remote e-voting and e-voting at the AGM for the resolutions contained in the Notice of the 39th AGM of the members of the company. Our responsibility as a Scrutinizer is to ensure that the remote e-voting and e-voting at the AGM is carried out in a fair and transparent manner and to make a consolidated scrutinizer’s report on the votes cast “IN FAVOUR” or “AGAINST” the resolutions contained in the Notice of the 39th AGM of the members of the Company. The Company has engaged the services of National Securities Depository Limited (NSDL) for voting by electronic means (both for remote e-voting and e-voting at the AGM).

In accordance with the Notice of the 39th AGM sent to the members and the ‘Advertisement’ published pursuant to Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), the remote e-voting period was open from Sunday, July 23, 2023, at 9:00 A.M. (1ST) and was closed on Wednesday, July 26, 2023, at 5:00 P.M. (1ST)

Members holding shares as on Thursday, July 20, 2023, “cut-off date”, were entitled to vote on the resolution stated in the Notice of the 39th AGM of the Company.

The voting at the AGM was allowed by using an electronic voting system, on the resolutions on which the voting is to be held. The said voting system was provided to all those members who attended the AGM through VC/OAVM but have not cast their votes by availing the remote e-voting facility. As per the information provided by NSDL, the name of the members who had already voted through remote e-voting facility was blocked for voting at the AGM.

After the conclusion of the voting at the AGM at 12:02 pm. the votes on remote e-voting and at AGM venue were unblocked on Thursday, July 27, 2023 at 2:22 pm 1ST due to technical issues, in the presence of two witnesses who were not employees of the Company and the e-voting results/list of members who have voted for and against were downloaded from the e-voting website of NSDL.

The combined results of the remote e-voting and e-voting at the AGM are given as ‘Annexure-I’ to this report. Based on combined results, we report that, all the resolutions as per the Notice of the 39th AGM of the Company stands passed with requisite majority.

The electronic data and all other relevant records relating to the remote e-voting and e-voting at the AGM are under my safe custody until the Chairman approves and signs the Minutes of the 39th AGM and thereafter will be handed over to the Company Secretary of the Company for safe preservation.

Thanking you,

Place: Hyderabad Date: July 28, 2023	For R & A Associates (Rashida Adenwala) Partner FCS No. 4020, CP No. 2224 UDIN: F004020E000690563

Annexure-I
Combined Results (remote e-voting and E-voting at AGM)

Item number of Notice and type of		Mode of	Total no. of votes	Votes in favour of the resolution		Votes against the resolution		Invalid Votes
Resolution	Description	Voting	cast	No's	%age	No's	%age	No's	%age
1 - Ordinary Resolution	Adoption of the financial statements (standalone and consolidated) of the Company for the year ended March 31, 2023, together with the Reports of the Board of Directors and Auditors thereon.	Remote e-voting	13,03,77,211	13,03,70,934	99.995	6,277	0.005	-	-
		E-voting at the AGM	46,971	46,971	100.000	-	0.000	-	-
		Total	13,04,24,182	13,04,17,905	99.995	6,277	0.005	-	-
2 - Ordinary Resolution	Declaration of Dividend of Rs.40 per equity share for the financial year ended March 31,2023.	Remote e-voting	13,10,56,364	13,09,56,082	99.923	1,00,282	0.077	-	-
		E-voting at the AGM	46,971	46,971	100.000	-	0.000	-	-
		Total	13,11,03,335	13,10,03,053	99.924	1,00,282	0.076	-	-
3 - Ordinary Resolution	Re-appointment of Mr. G V Prasad (DIN: 00057433), as a Director, who retires by rotation, and being eligible offers himself for re-appointment.	Remote e-voting	13,11,92,012	13,03,37,565	99.349	8,54,447	0.651	-	-
		E-voting at the AGM	46,971	46,971	100.000	-	0.000	-	-
		Total	13,12,38,983	13,03,84,536	99.349	8,54,447	0.651	-	-
4 - Special Resolution	Appointment of Dr. Claudio Albrecht (DIN: 10109819), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013	Remote e-voting	13,10,68,526	13,06,47,195	99.679	4,21,331	0.321	-	-
		E-voting at the AGM	46,971	46,971	100.000	-	0.000	-	-
		Total	13,11,15,497	13,06,94,166	99.679	4,21,331	0.321	-	-
5 - Special Resolution	Re-appointment of Mr. Leo Puri (DIN: 01764813) as an Independent Director for a second term of five years, in terms of Section 149 of the Companies Act, 2013	Remote e-voting	13,10,77,320	13,05,76,710	99.618	5,00,610	0.382	-	-
		E-voting at the AGM	46,971	46,971	100.000	-	0.000	-	-
		Total	13,11,24,291	13,06,23,681	99.618	5,00,610	0.382	-	-
6 - Special Resolution	Re-appointment of Ms. Shikha Sharma (DIN: 00043265) as an Independent Director for a second term of five years, in terms of Section 149 of the Companies Act, 2013	Remote e-voting	13,20,26,840	12,90,11,328	97.716	30,15,512	2.284	-	-
		E-voting at the AGM	46,971	46,971	100.000	-	0.000	-	-
		Total	13,20,73,811	12,90,58,299	97.717	30,15,512	2.283	-	-
7 - Ordinary Resolution	Remuneration payable to Cost Auditors, M/s. Sagar & Associates, Cost Accountants, for the financial year ending March 31, 2024	Remote e-voting	13,10,89,875	13,09,27,421	99.876	1,62,454	0.124	-	-
		E-voting at the AGM	46,971	46,971	100.000	-	0.000	-	-
		Total	13,11,36,846	13,09,74,392	99.876	1,62,454	0.124	-	-

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad – 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

Annexure C

DR. REDDY’S LABORATORIES LIMITED

Summary of proceedings of the 39th Annual General Meeting (AGM) of the members of Dr. Reddy’s Laboratories Limited (‘the Company’) held on Thursday, July 27, 2023 at 10.00 AM (IST) through Video Conferencing (VC) /Other Audio Visual Means (OAVM).

Directors Present through VC:

1.	Mr. K Satish Reddy	Chairman and Member, participated from Hyderabad, India
2.	Mr. G V Prasad	Co-Chairman and Managing Director and Member, participated from Hyderabad, India
3.	Mr. Arun M Kumar	Independent Director, participated from Hyderabad, India
4.	Dr. Claudio Albrecht	Independent Director, participated from Zurich, Switzerland
5.	Ms. Kalpana Morparia	Independent Director and Member, participated from Mumbai, India
6.	Mr. Leo Puri	Independent Director, participated from Singapore
7.	Ms. Penny Wan	Independent Director, participated from Hyderabad, India
8.	Dr. K P Krishnan	Independent Director, participated from Delhi, India
9.	Ms. Shikha Sharma	Independent Director, participated from Mumbai, India
10.	Mr. Sridar Iyengar	Independent Director, participated from Hyderabad, India

In attendance through VC, participated from Hyderabad, India:

1.	Mr. Erez Israeli	Chief Executive Officer
2.	Mr. Parag Agarwal	Chief Financial Officer
3.	Mr. K Randhir Singh	Company Secretary, Compliance Officer and Head-CSR

Other representatives through VC:

1.	Representatives of M/s. S.R. Batliboi & Associates LLP, Statutory Auditors, participated from Hyderabad, India
2.	Mr. Makarand M. Joshi, Secretarial Auditor, M/s. Makarand M. Joshi & Co., Practicing Company Secretaries, participated from Mumbai, India
3.	Ms. Rashida Adenwalla, Scrutinizer, Partner, M/s. R & A Associates, Practicing Company Secretaries, participated from Hyderabad, India

Members Present:

75 members attended the meeting through VC/OAVM.

Pursuant to Article 70 of Articles of Association of the Company, Mr. K Satish Reddy, the Chairman of the Board took the chair and conducted the proceedings of the meeting. The requisite quorum being present, the meeting was called to order.

Thereafter, the Company Secretary informed the members that the meeting is being held through Video Conferencing / Other Audio Visual Means (OAVM) in compliance with the applicable Circulars issued by the Ministry of Corporate Affairs (MCA) and Securities Exchange Board of India (SEBI). The Company Secretary further stated that since the Integrated Report for FY2023 containing the Notice of the 39th AGM and the Auditor’s Report was circulated to the members through electronic mode, the Notice convening the meeting and the Auditor’s Report are taken as read. Thereafter, the Chairman delivered his speech followed with the address by the Co-Chairman and Managing Director.

The members were informed that the Integrated Annual Report for FY2023 containing the Audited Financial Statements (both Standalone and Consolidated) for the year ended March 31, 2023, Board’s and Auditor’s report had been sent through electronic mode to all the members whose e-mail addresses were registered with the Company/Depository Participant(s)/Registrar and Transfer Agent. The members were also informed that the original documents (as referred to in the Integrated Report) along with the statutory registers were made available for inspection before the 39th AGM and were also available during the AGM for inspection in electronic mode.

Further, the Members were invited to come forward and seek clarifications/information on the operational and financial performance of the Company. In addition to certain queries on financial statements, the members sought clarifications on key financial/operational matters. These queries were adequately responded to by the Management

The members were further informed that the Company had provided to the members facility to cast their votes electronically, on all resolutions set forth in the Notice of the 39th AGM through remote e-voting provided by NSDL. The remote e-voting facility was open from Sunday, July 23, 2023 (9.00 AM IST) to Wednesday, July 26, 2023 (5.00 PM IST). Members who attended the AGM and had not cast their votes through remote e-voting prior to the meeting were provided an opportunity to cast their votes during the AGM through the e-voting facility provided by NSDL.

The following items of business, as per the Notice of the 39th AGM dated May 10, 2023 were transacted at the meeting:

Ordinary Business

1.	Adoption of Audited Financial Statements (Standalone and Consolidated) of the Company for the year ended March 31, 2023, together with the Reports of the Board of Directors and Auditors thereon (Ordinary Resolution).
2.	Declaration of dividend of Rs. 40 per equity share for the FY2023 (Ordinary Resolution).
3.	Re-appointment of Mr. G V Prasad (DIN: 00057433), as a Director, who retires by rotation, and being eligible offers himself for the re-appointment. (Ordinary Resolution).

Special Business

4.	Appointment of Dr. Claudio Albrecht (DIN: 10109819), as an Independent Director in terms of Section 149 of the Companies Act, 2013. (Special Resolution).
5.	Re-appointment of Mr. Leo Puri (DIN: 01764813) as an Independent Director for a second term of five years, in terms of Section 149 of the Companies Act, 2013. (Special Resolution).
6.	Re-appointment of Ms. Shikha Sharma (DIN: 00043265) as an Independent Director for a second term of five years, in terms of Section 149 of the Companies Act, 2013 (Special Resolution)
7.	Remuneration payable to Cost Auditors, M/s. Sagar & Associates, Cost Accountants, for the financial year ending March 31, 2024. (Ordinary Resolution)

The Chairman informed the members that Ms. Rashida Adenwala (FCS no. 4020 and CP no. 2224), Practicing Company Secretary and Partner of M/s. R & A Associates, Practicing Company Secretaries, Hyderabad, was appointed as the Scrutinizer for scrutinizing the processes of remote e-voting prior to the meeting and e-voting during the AGM in a fair and transparent manner and to report on the voting results for the items as per the Notice of the 39th AGM. The Chairman also informed the members that the Company Secretary is authorised on behalf of the board, to declare the results of the voting.

The Scrutinizer’s Report was received, and accordingly all the resolutions as set out in the Notice of the 39th AGM were declared as passed by requisite majority.

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR